NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN PROVIDES CORPORATE
AND ONGOING OPERATIONS UPDATE

Houston, TX - April 4th, 2006 - Petrogen Corp. (OTC Bulletin Board: PTGC), is pleased to provide its shareholders with the following update:

Calendar year 2005 proved to be a very successful year for the Company on a host of levels. Primarily, Management positioned the Company to develop its interests specifically within the Texas Gulf Coast region as its primary area of operational focus going forward through development of Emily Hawes Field, Calhoun County, Texas and Tiller Ranch Field, Jim Wells County, Texas. A well defined operations strategy over the past twelve months has led to proving up natural gas and condensate reserves on both of these key properties through the development of successful new well completions, resulting in substantial increases in reserves, hydrocarbon sales and revenues and further definition of the geologic aspects of the fields, that bode exceptionally well for the Company's strong continued growth in natural gas and condensate production and revenues into the future.

Both the EH#3A well at Emily Hawes Field and the TR#1 well at Tiller Ranch Field have been completed as successful natural gas producers and are currently providing the Company with revenues that average approximately $180,000 per month. Additionally, Tiller Ranch Field has shown outstanding earnings potential not only as a natural gas production field, but as a high quality condensate production field. The TR#1 produces 60 degree API condensate along with its natural gas production and the recently completed TR#2 is anticipated to produce rates of condensate greater than those of the TR#1 as the Company's operations team further details the relationship of the natural gas and condensate within the stacked, multihydrocarbon potential zones on the Lease. Management is confident that as many as five more new well drills could be completed as natural gas and/or condensate producers in Tiller Ranch Field to exploit potential reserves of 18 BCF plus of natural gas with additional reserves of condensate.

In collaboration with Federal and Texas State authorities, Petrogen's Gulf Coast operations program saw the successful completion of the first stages of new development efforts at its Emily Hawes Field property during 2005 that resulted in reestablishing natural gas production from the Basal Miocene sands. Petrogen mitigated and managed complex development challenges related to marine supported operational logistics, establishing Petrogen as one of very few junior natural gas producers in the Texas Gulf Coast that has developed the expertise to operate in this region. Management is confident that at least three additional stepout wells can be completed at Emily Hawes Field. A successful program would result in proving up reserves of approximately 12 BCF plus of natural gas in the Basal Miocene alone. Significant additional reserves potential exists in the deeper Frio Formation, which the Company will attempt to exploit over the course of the next two years in a move to significantly expand the ultimate production, revenues and reserves potential of Emily Hawes Field.

As part of its Texas Gulf Coast mandate, Management positioned the Company to have complete control of the distribution of its hydrocarbon products. To that end, Petrogen has acquired and constructed the entire natural gas gathering and transportation facilities and pipelines within the areas adjacent to and upon both of its currently producing Gulf Coast properties, effectively managing the distribution of its commodities right up to the sales interconnect points. This streamlined, integrated business model has resulted in additional realized value through the Company's ability to generate additional revenues through transportation tariffs.

Throughout the evolution of Petrogen's fiscal strategy and growth mandate, Management has been very cognizant and proactive on developing the Company's continuous financial strength over the course of its operational history. Through a well planned and executed development agenda, the Company has evolved from seed stage development, through startup to the current development activities of its early stage growth strategy. In keeping with this focused and disciplined fiscal approach, Petrogen has not incurred any form of senior or subordinated debt. It has long been the goal of Management to build the Company organically, whereby debt would not be a consideration within its earlystage growth model. Petrogen was originally positioned with known highquality hydrocarbon assets in high impact regions such as the Texas Gulf Coast and set forth to develop those assets with capital that was raised through equity infusions only. The result is that the Company as operator of those assets and the Company's shareholders maintain 100% control of the assets of the corporation rather than having pledged those assets in exchange for a substantially higher risk development platform comprised of debt. The Company's revenue stream is not encumbered by any forms of financing or servicing of debt.

Petrogen has long established its intent to move its operational focus into international plays from its inception. From the outset, the Company has been comprised of individuals possessing significant expertise and experience in the international energy and business venture arenas. Management of the Company has extensive world wide experience in project management, business development, M & A, finance acquisition and management, deal structuring and negotiation, geotechnical and commercial analyses; development of diverse geological and geophysical play types, subsurface interpretation of varied international projects, etc. with leading energy companies such as Unocal Corporation (Chevron), Anadarko Petroleum Corporation, and Amoco Production Company. This expertise has been developed throughout the Middle East, South, Southeast and Central Asia, Latin America, North and West Africa and Canada.

As a logical step to take the Company to the next phase of growth, Management is currently assessing numerous opportunities in a number of key areas both corporately and operationally. Particularly, Petrogen has initiated the evaluation of several international producing properties for the purpose of acquisition, on which it plans to begin negotiations and work toward consummation of acquisition agreements within this fiscal year. Potential acquisitions from the opportunity set currently under review would result in Petrogen's immediate entry into the global energy arena and provide instant positive impact on its E & P and financial performance indicators. These potential new assets, along with the ongoing development and success of the Company's Texas Gulf Coast assets, proven up during fiscal 2005, would cumulatively provide an even greater platform for achieving all corporate and operational targets along these key criteria.

As part of its overall growth objectives for fiscal 2006, Management of the Company has been assessing alternative listing platforms for the public trading of its common shares. To this end, the Company has identified a number of international stock exchanges that it has been evaluating and in discussions with in preparation to move the trading of its common shares from the NASD OverTheCounter Bulletin Board to a more senior and internationallyrecognized stock exchange shortly. Further, the Company intends to extend the trading of its common shares through interlisting on several international stock exchanges in regions of the world that promote and value the fundamental attributes and further development of producing oil and gas enterprises such as Petrogen. This will also provide liquidity platforms for new incoming international investors and shareholders that would potentially be the result of the successful funding and consummation of international business agreements for new asset acquisitions and joint development projects. This will also provide additional trading platforms and extended hours of trading for Petrogen's current shareholders.

In other key developments, Petrogen is pleased to announce that it has retained the services of Energy Consultants Ltd. (ECL) and appointed ECL principal, Mr. John T. Novak to its team as Consulting Senior V.P., Business Development - Europe and the Middle East. As a successful entrepreneur and a businessman, Mr. Novak brings Petrogen over 22 years of international finance and management experience. For the last 17 years he has been developing successful new businesses in Central and Eastern Europe. Among his credentials, he was an advisor to the Managing Director of Creditanstalt Bank (Austria) where he created strategies and investment policies for the bank regarding privatisation projects for the Central - Eastern European regions during the 1990s. Mr. Novak is the founder of several companies operating principally in Europe with business activities in manufacturing, real estate development, IT, product distribution (Rothmans), and investment. In addition, Mr. Novak is the President of the SlovakCanadian Chamber of Commerce and is Managing Director, President and CEO of CBp Carbon Industries Inc. ( www.cbpcarbon.com) and Environmental Solutions SRO.

Petrogen is also pleased to announce the further addition to its team of Mr. Jamie C.T. Liu, V.P. Business Development Asia. Mr. Liu has been involved in numerous highlevel business ventures over the past 13 years where he has developed and expanded his corporate development influence and success throughout Taiwan, Hong Kong, China, Indonesia, Singapore, Cambodia, Viet Nam, Bangladesh, Turkey, Thailand, and the United Kingdom. Mr. Liu has extensive experience in the planning and development of business initiatives at all levels and has been instrumental in the negotiating and securing of critical support from governmental agencies throughout Asia for his business ventures. Mr. Liu has served on the Boards of both public and private companies throughout Asia and possesses indepth practical knowledge of the commodities and currency markets internationally. He is a principal of Fortwell Enterprises Limited, and Formark International Industries.

As part of the Company's strategy to expand its listings, its management and its opportunities globally, the Company has established a ten year performance escrow plan. The plan permits up to thirty million shares to be earned in stages over ten years where earning occurs on multiplying the assets and production of the Company and multiplying stockholder value and would result in the recipients paying in approximately 42 million dollars in capital contribution to move the Company's development forward. The purpose of the plan is to encourage management to achieve maximal growth and value while putting increased stockholder value ahead of any substantial management benefit. For further details consult the Company's recent Form 8K Material Change report dated March 10th, 2006. Since its inception, achieving stated production, reserves and financial objectives have been a hallmark of Petrogen's corporate and operational strategy. Going forward, the Company's stated mandate to achieve a global presence coupled with the recent additions of Mr. Novak and Mr. Liu to the highly experienced Petrogen team provides the platform for the Company's next stage of growth as its continues to develop its premier Gulf Coast assets and implement its next logical phase of growth and expansion into immediateimpact, international assets.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.